UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

VISTA INTERNATIONAL TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

632344 10 7

(CUSIP Number)

MICHELLE F. RIDER,  CATANIA, MAHON, MILLIGRAM & RIDER, PLLC  ONE CORWIN COURT  NEWBURGH,  NY  12550  Phone : 845-565-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STRAIN RICHARD C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,932,327

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,932,327

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,932,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.38%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Richard C. Strain (the “Reporting Person”) is making this statement in reference to shares of common stock, par value $.001 per share (“Common Stock”), of Vista International Technologies Inc., a Delaware corporation (“Vista”). The address of Vista’s principal executive offices is 4704 Harlan Street, Suite 685, Denver, CO 80212.

Item 2.	Identity and Background

(a)	RICHARD C. STRAIN

(b)	417 MANCHESTER ROAD POUGHKEEPSIE, NEW YORK 12603

(c)	The Reporting Person is a stockholder of the Vista. The Reporting Person is a retired mechanical contractor.

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On April 5, 2013, Vista and Richard C. Strain entered into an agreement whereby the principal amounts loaned to Vista over the past several years would be consolidated and evidenced by a newly issued consolidated promissory note (“Note”), and the interest previously accrued on those loans would be converted into equity in Vista. The first two (2) payments due under this Note were paid by way of additional stock issuances on May 1, 2013 (82,277) and June 1, 2013 (72,261), resulting in a conversion of the sum 154,538 total shares.

Item 4.	Purpose of Transaction

See Item 3 above. As a result of the transfer of 154,538 shares of common stock, the Reporting Person’s current ownership rises to 7,932,327 shares of common stock from his previous ownership of 7,777,789 shares of common stock.

Note: the reverse stock split affected the number of shares.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person is the direct owner of 7,932,327 shares of common stock of Vista, of which the Reporting Person has sole voting and dispositive power (or in the aggregate, approximately 30.38% of the outstanding common stock of Vista).

(b)

(c)	The Reporting Person has not effected any transactions in the Common Stock of Vista other than as described above, or as described in his previously filed Schedule 13D, as amended.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2014	By:	/s/ Richard C. Strain

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)